Exhibit 99.1

Aris Mining Reports Record Q4 2024 Financial Results with Strong EBITDA Growth and Announces 25% Capacity Expansion at Marmato

Vancouver, Canada, March 12, 2025 - Aris Mining Corporation (Aris Mining or the Company) (TSX: ARIS; NYSE-A: ARMN) announces its financial and operating results for the three months and full year ended December 31, 2024 (Q4 2024 and 2024, respectively). All amounts are expressed in U.S. dollars unless otherwise indicated.

Highlights:

•	Highest Quarterly Gold Production: 57,364 ounces (oz), highest quarterly production in 2024.
•	Record Quarterly Financial Results: $22 million of net income[1] and $67 million of EBITDA[2] and in Q4 2024.
•	Strong AISC Margin Growth: Segovia reduced its All-in Sustaining Cost per Ounce Sold (AISC/oz) to $1,485/oz in Q4 2024 and generated an AISC margin of $58 million, up 32% from $44 million in Q3 2024.
•	Segovia Expansion on Track: Expanded processing facility set for commissioning in Q2 2025.
•	Enhancing Marmato: Assessments completed to expand the in-construction Lower Mine by 25% to 5,000 tonnes per day (tpd), up from the initial 4,000 tpd. The updated cost to complete construction is $290 million, inclusive of the scope change which requires acceleration of certain project components into the initial capital phase. The Marmato production ramp up is scheduled to start in H2 2026.
•	Balance Sheet Strength: Growing cash flow generation and refinancing of our Senior Notes contributed to a cash balance of $253 million as of December 31, 2024.
	Q4 2024	Q3 2024	2024
Gold production (ounces)	57,364	53,608	210,955
Segovia AISC/oz	$1,485	$1,540	$1,507
EBITDA	$66.6M	$27.8M	$147.5M
Adjusted EBITDA	$55.6M	$43.0M	$163.1M
Net earnings (loss)	$21.7M or $0.13/share	$(2.1)M or ($0.01)/share	$24.6M or $0.16/share
Adjusted earnings	$24.7M or $0.14/share	$13.1M or $0.08/share	$55.9M or $0.35/share

Neil Woodyer, CEO of Aris Mining, commented: “Q4 2024 was a standout quarter for Aris Mining, delivering our highest gold production of the year at 57,364 oz and our strongest financial results, with $55.6 million in Adjusted EBITDA and $24.7 million in Adjusted Earnings. At Segovia, we achieved a three-year high in AISC margin of $58.3 million, a 32% increase over Q3, reflecting our continued focus on improving operational efficiency and cost controls.

For the full year, we generated $163 million in Adjusted EBITDA, reinforcing our financial strength as we advance our major expansion projects. We remain on track to commission the expanded processing facility at Segovia in Q2 2025 with the installation of the second ball mill currently underway. As a result of the ramp-up to 3,000 tpd capacity by year-end, Segovia is expected to produce 210,000 to 250,000 ounces this year and in the range of 300,000 ounces per year from 2026 onwards.

1 Net earnings represents net earnings attributable to owners of the company, as presented in the annual and interim financial statements for the relevant period.
2 All references to EBITDA, adjusted EBITDA, adjusted (net) earnings, cash cost and AISC are non-GAAP financial measures in this document. These measures do not have any standardized meaning prescribed under GAAP, and therefore may not be comparable to other issuers. Refer to the Non-GAAP Measures section in this document for a reconciliation of these measures to the most directly comparable financial measure disclosed in the Company’s financial statements.

1	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

We have also been exploring opportunities to scale up Marmato into a higher-capacity operation. We are upgrading the design of the new Lower Mine carbon-in-pulp (CIP) processing facility to 5,000 tpd by using the major components from the current 4,000 tpd design and integrating select higher-capacity components and additional equipment to achieve the increased capacity. Construction remains on track, with $75 million invested to the end of February. The Company also plans to expand our Contract Mining Partner (CMP) business model, increasing the feed to the existing Upper Mine flotation processing facility. Marmato’s production is expected to start ramping up in H2 2026, potentially increasing annual gold production to over 200,000 ounces.”

Segovia Operations Review

Figure: Strong AISC Margin Growth ($ million) – Segovia

•	Higher Gold Production: A modest increase in tonnes milled and a 7% increase in average gold grade processed to 9.84 g/t in Q4 2024, driving an 8% increase in gold production over Q3 2024.
•	Lower Costs: Owner Mining AISC costs improved to $1,386 per ounce in Q4 2024 from $1,451 per ounce in Q3 2024, while the CMP segment generated the highest quarterly AISC sales margin of 39%.

•	Strong AISC Margin at Segovia: Improved to $58.3 million in Q4 2024, up 32% from $44.1 million in Q3 2024, driven by higher gold prices, increased production, and lower costs.

Total Segovia Operating Information	Q4 2024	Q3 2024	% Change	2024
Average realized gold price ($/ounce sold)	2,642	2,457	8%	2,378
Tonnes milled (t)	167,649	166,868	0.5%	644,854
Average tonnes milled per day (tpd)	1,949	1,940		1,885
Average gold grade processed (g/t)	9.84	9.23	7%	9.41
Gold produced (ounces)	51,477	47,493	8%	187,583
Cash costs ($/ounce sold)	1,199	1,257	-5%	1,228
AISC - total ($/ounce sold)	1,485	1,540	-4%	1,507
AISC Margin - $M	58.3	44.1	32%	163.0

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Segovia Operating Information by Segment	Q4 2024	Q3 2024	Q2 2024	Q1 2024	2024

Owner Mining
Gold sold (ounces)	28,149	22,952	20,183	22,445	93,729
Cash costs per ounce sold - ($ per oz sold)	1,042	1,081	1,222	1,191	1,121
AISC/oz sold - ($ per oz sold)	1,386	1,451	1,616	1,553	1,486
AISC margin ($'000)	35,340	23,093	14,075	11,423	83,931
Contract Mining Partners (CMPs)
Gold sold (ounces)	22,260	25,107	23,183	22,843	93,393
Cash costs per ounce sold - ($ per oz sold)	1,399	1,417	1,367	1,133	1,336
AISC/oz sold - ($ per oz sold)	1,610	1,622	1,532	1,316	1,527
AISC sales margin (%)	39%	34%	34%	36%	36%
AISC margin ($'000)	22,958	20,972	18,098	17,044	79,072
Total: Owner Mining & CMP Margin ($’000)	58,298	44,065	32,173	28,467	163,003

* Aris Mining operates its own mines and collaborates with community-based mining partners, referred to as Contract Mining Partners (CMPs), to increase total gold production. Some partners work within Aris Mining’s infrastructure, while others manage their own mining operations on Aris Mining’s titles. In addition, Aris Mining purchases high grade mill feed from third-party contractors operating off-title, which further optimizes production and increases operating margins.

Segovia Expansion Project

•	As announced in Q4 2023, the Segovia expansion project aims to increase processing capacity from 2,000 to 3,000 tpd and is progressing as scheduled.
•	Phase 1 of the Segovia expansion is complete with the newly expanded receiving area for our CMPs fully commissioned and handed over to operations. The new facility began receiving material in October 2024.
•	Phase 2 involves installing a second ball mill in the former contractor receiving area, and is underway with commissioning scheduled in Q2 2025, followed by a ramp-up period to reach a production rate of 3,000 tpd by the end of 2025.
•	The total cost of the processing plant expansion project is estimated at $15 million, with $8.5 million spent as of December 31, 2024.

Enhanced Marmato Expansion

•	The pre-feasibility study[3] of the Lower Mine contemplated a processing rate of 4,000 tpd, producing gold at an average rate of 117,000 ounces per year over an 18-year mine life. Combined with the Upper Mine, the average expected life of mine gold production was 162,000 ounces per year over a 20-year period.
•	Aris Mining has been exploring opportunities to expand Marmato into a higher-capacity operation, increasing production and reducing unit costs. As a result of the expansion plans described below, new Marmato has the potential to produce over 200,000 ounces of gold per year.
•	In Q1 2025, the Company initiated engineering assessments to expand the CIP processing facility currently under construction. The upgraded 5,000 tpd design will use the major components from the current 4,000 tpd design while integrating higher-capacity components and additional equipment. Key enhancements include the installation of a secondary crushing circuit and an extra leach tank to support the increased throughput while also requiring the acceleration of certain project components into the initial capital phase, such as the backfill plant, rather than the previous plan where they were funded over time during operations.

3 Refer to the pre-feasibility study on the Marmato Lower Mine Project with an effective date of June 30, 2022, see Section “Qualified Person and Technical Disclosure”

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•	The Company also plans to expand our CMP business model, increasing the feed and average grade to our existing Upper Mine flotation processing facility and thereby further increasing gold production.
•	The estimated cost to complete construction, including the 25% throughput increase to 5,000 tpd, is $290 million. The Company has spent $75 million on construction to February 2025, resulting in a total construction cost of $365 million, which compares to the previous estimate of $280 million. The majority of the initial capital cost increase of $85 million is a result of the acceleration of certain project components and the decision to internally fund the $20 million grid power line, rather than use an independent contractor.
•	Aris Mining’s construction funding amount is reduced to $208 million, after the remaining stream funding of $82 million.
•	Meanwhile, construction continues to progress:
○	access roads to the Lower Marmato process facility and accommodation camp are now 100% complete;
○	decline development is underway with 200 metres completed to the end of February 2025; and
○	process plant foundation earthworks 12% ahead of schedule as of the end of February 2025.
•	With new Marmato and the expansion at Segovia, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold.

2025 Production and Cost Guidance4

•	During 2025, Aris Mining expects consolidated gold production of between 230,000 and 275,000 ounces, with in-progress expansion projects to contribute to production growth in 2025 and beyond.
Segovia Operations	2024 Guidance	2024 Actual	2025 Guidance
Gold production (oz)	185,000 to 195,000	187,583	210,000 to 250,000
Cash cost - Combined Owner & CMP	$1,125 to $1,225	$1,228
AISC (US$/oz) - Combined Owner & CMP	$1,400 to $1,500	$1,507
Cash cost (US$/oz) - Owner Mining segment		$1,121	$1,050 to $1,150
AISC (US$/oz) - Owner Mining segment		$1,486	$1,450 to $1,600
AISC sales margin (%) - CMP segment		36%	35% to 40%
•	With a total of 187,122 ounces sold in 2024, Segovia generated an AISC margin of $163.0 million, including $83.9 million from the Owner Mining segment and $79.1 million from the CMP segment. With 2025 gold production expected to range between 210,000 and 250,000 ounces, the Company anticipates a significant increase in Segovia’s AISC margin this year of more than $230 million (using the mid-point of our 2025 guiding ranges at a gold price of $2,600/oz).

4 2025 cash cost and AISC forecasts are based on a gold price of US$2,600/oz and a USD to Colombian peso exchange rate of 4,200.

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•	In 2025, production from the Segovia Operations will be sourced approximately 50% to 55% from Owner Mining and 45% to 50% from mill-feed purchased from CMPs. For the Owner Mining segment, AISC per ounce sold is expected to range between $1,450 and $1,600 and the CMP segment is expected to achieve an AISC sales margin of 35% to 40%.
•	The 2025 cash cost and AISC guidance have been provided separately for the two segments - Owner Mining and CMPs - given their distinct primary cost drivers. Owner Mining costs are primarily driven by conventional expenses such as labour, consumables such as explosives and fuel, and power. In contrast, CMP costs are mainly influenced by the cost of purchasing mill feed, which depends on material volume, recoverable gold grade, and the spot gold price. Distinguishing between Owner Mining and CMP cost metrics is necessary given the current rise in gold prices and resulting challenge in forecasting CMP costs. As a result, we believe the CMP segment is best presented on a sales margin basis to provide a clearer representation of its financial performance.
•	The Marmato Upper Mine is an historic small-scale, narrow vein operation with a 1,000 tpd processing facility that produced 23,372 ounces in 2024 and a similar production level is expected for 2025, while construction of the new large scale Lower Mine, which will access wider porphyry mineralization, continues.
Marmato Upper Mine	2024 Guidance	2024 Actual	2025 Guidance
Gold production (oz)	20,000 to 25,000	23,372	20,000 to 25,000
•	Aris Mining will resume providing cash cost and AISC guidance for the Marmato Mine when the Lower Mine achieves commercial production, which is expected in 2026.

Aris Mining's Audited Annual Consolidated Financial Statements for the years ended December 31, 2024 and 2023 and related MD&A are available on SEDAR+, in the Company’s filings with the U.S. Securities and Exchange Commission (the SEC) and in the Financials section of Aris Mining's website here. Hard copies of the financial statements are available free of charge upon written request to info@aris-mining.com.

Q4 2024 Conference Call Details

Management will host a conference call on Thursday, March 13, 2025, at 9:00 am ET/6:00 am PT to discuss the results.

Participants may gain expedited access to the conference call by registering at Diamond Pass Registration (dpregister.com). Once registered, call in details will be displayed on screen which can be used to bypass the operator and avoid the call queue. Registration will remain open until the end of the live conference call.

Webcast

•	Link: Webcast | FY 2024 Conference Call

Conference Call

•	Toll-free North America: +1-844-763-8274
•	International: +1-647-484-8814

Audio Recording

•	After the call, an audio recording will be available via telephone until the end of day on March 20, 2025.
•	Toll-free in the US and Canada: +1-855-669-9658
•	International: +1-412-317-0088; and using the access code: 2571874

A replay of the event will be archived at Events & Presentations - Aris Mining Corporation.

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About Aris Mining

Founded in September 2022, Aris Mining was established with a vision to build a leading Latin America-focused gold mining company. Our strategy blends current production and cashflow generation with transformational growth driven by expansions of our operating assets, exploration and development projects. Aris Mining is listed on the TSX (ARIS) and the NYSE-A (ARMN) and is led by an experienced team with a track record of value creation, operational excellence, financial discipline and good corporate governance in the gold mining industry.

Aris Mining operates two underground gold mines in Colombia: the Segovia Operations and the Marmato Upper Mine, which together produced 210,955 ounces of gold in 2024. With expansions underway, Aris Mining is targeting an annual production rate of more than 500,000 ounces of gold following the ramp-up of the Segovia mill expansion, expected during the second half of 2025, and the new Marmato Mine, which is expected to start ramping up in H2 2026. In addition, Aris Mining operates the 51% owned Soto Norte joint venture, where studies are underway on a new, smaller scale development plan, with results expected in mid-2025. In Guyana, Aris Mining owns the Toroparu gold/copper project, further diversifying its asset portfolio.

Colombia is rich in high-grade gold deposits and Aris Mining is actively pursuing partnerships with the Country’s dynamic small-scale mining sector. With these partnerships, we enable safe, legal, and environmentally responsible operations that benefit both local communities and the industry.

Aris Mining intends to pursue acquisitions and other growth opportunities to unlock value through scale and diversification.

Additional information on Aris Mining can be found at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.

Aris Mining Contact

Oliver Dachsel Senior Vice President, Capital Markets +1.917.847.0063	Lillian Chow Director, Investor Relations & Communications info@aris-mining.com

Cautionary Language

Non-GAAP Financial Measures

EBITDA, adjusted EBITDA, adjusted (net) earnings, cash cost and AISC are non-GAAP financial measures and non-GAAP ratios. These measures do not have any standardized meaning prescribed under IFRS or by Generally Accepted Accounting Principles (GAAP) in the United States, and therefore may not be comparable to other issuers. For full details on these measures and ratios refer to the “Non-GAAP Financial Measures” section of the Company’s Management’s Discussion and Analysis for the three months and years ended December 31, 2024 and 2023 (MD&A). The MD&A is incorporated by reference into this news release and is available at www.aris-mining.com, on the Company’s profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.

The tables below reconcile the non-GAAP financial measures contained in this news release for the current and comparative periods to the most directly comparable financial measure disclosed in the Company's financial statements for the three months and years ended December 31, 2024 and 2023.

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Cash costs per ounce

Reconciliation of total cash costs by business unit at Segovia to the cash costs as disclosed above.

	Three months ended Dec 31, 2024		Three months ended Sept 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	50,409	5,925	56,334	48,059	5,710	53,769
Cost of sales[1]	68,078	15,111	83,189	66,570	16,673	83,243
Less: materials and supplies inventory provision	(965)	(225)	(1,190)	-	-	-
Less: royalties[1]	(4,342)	(1,406)	(5,748)	(3,506)	(1,343)	(4,849)
Add: by-product revenue[1]	(2,308)	(255)	(2,563)	(2,665)	(613)	(3,278)
Total cash costs	60,463	13,225	73,688	60,399	14,717	75,116
Total cash costs ($ per oz gold sold)	$1,199			$1,257
Total cash costs including royalties	64,805			63,905
Total cash costs including royalties ($ per oz gold sold)	$1,286			$1,330

				Year ended Dec 31, 2024
($000s except per ounce amounts)				Segovia	Marmato[1]	Total
Total gold sold (ounces)				187,122	23,494	210,616
Cost of sales[1]				254,879	59,880	314,759
Less: materials and supplies inventory provision				(965)	(225)	(1,190)
Less: royalties[1]				(13,934)	(4,959)	(18,893)
Add: by-product revenue[1]				(10,153)	(1,133)	(11,286)
Total cash costs				229,827	53,563	283,390
Total cash costs ($ per oz gold sold)				$1,228
Total cash costs including royalties				243,761
Total cash costs including royalties ($ per oz gold sold)				$1,303
1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

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Cash costs per ounce - Business Units (Segovia)

	Three months ended Dec 31, 2024			Three months ended Sept 30, 2024
($000s except per ounce amounts)	Owner	CMPs	Total	Owner	CMPs	Total
Total gold sold (ounces)	28,149	22,260	50,409	22,952	25,107	48,059
Cost of sales[1]	34,518	33,560	68,078	28,820	37,751	66,570
Less: materials and supplies inventory provision	(717)	(248)	(965)	-	-	-
Less: royalties[1]	(2,754)	(1,588)	(4,342)	(1,999)	(1,507)	(3,506)
Add: by-product revenue[1]	(1,727)	(581)	(2,308)	(2,000)	(665)	(2,665)
Total cash costs	29,320	31,143	60,463	24,821	35,579	60,399
Total cash costs ($ per oz gold sold)	$1,042	$1,399	$1,199	$1,081	$1,417	$1,257
	Three months ended June 30, 2024			Three months ended Mar 31, 2024
($000s except per ounce amounts)	Owner	CMPs	Total	Owner	CMPs	Total
Total gold sold (ounces)	20,183	23,183	43,366	22,445	22,843	45,288
Cost of sales[1]	28,530	33,752	62,282	30,083	27,865	57,948
Less: royalties[1]	(1,720)	(1,358)	(3,078)	(1,677)	(1,331)	(3,008)
Add: by-product revenue[1]	(2,151)	(711)	(2,862)	(1,663)	(655)	(2,318)
Total cash costs	24,659	31,683	56,342	26,743	25,879	52,624
Total cash costs ($ per oz gold sold)	$1,222	$1,367	$1,299	$1,191	$1,133	$1,162
				Year ended Dec 31, 2024
($000s except per ounce amounts)				Owner	CMPs	Total
Total gold sold (ounces)				93,729	93,393	187,122
Cost of sales[1]				121,450	133,429	254,879
Less: materials and supplies inventory provision				(717)	(248)	(965)
Less: royalties[1]				(8,151)	(5,783)	(13,934)
Add: by-product revenue[1]				(7,540)	(2,613)	(10,153)
Total cash costs				105,042	124,785	229,827
Total cash costs ($ per oz gold sold)				$1,121	$1,336	$1,228

1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

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All-in sustaining costs (AISC)

Reconciliation of total AISC by business unit at Segovia to the AISC as disclosed above.

	Three months ended Dec 31, 2024			Three months ended Sept 30, 2024
($000s except per ounce amounts)	Segovia	Marmato	Total	Segovia	Marmato	Total
Total gold sold (ounces)	50,409	5,925	56,334	48,059	5,710	53,769
Total cash costs	60,463	13,225	73,688	60,399	14,717	75,116
Add: royalties[1]	4,342	1,406	5,748	3,506	1,343	4,849
Add: social programs[1]	4,063	165	4,228	4,294	185	4,479
Add: sustaining capital expenditures	5,426	931	6,357	5,423	938	6,361
Add: lease payments on sustaining capital	567	-	567	389	-	389
Total AISC	74,861	15,727	90,588	74,011	17,183	91,194
Total AISC ($ per oz gold sold)	$1,485			$1,540

				Year ended Dec 31, 2024
($000s except per ounce amounts)				Segovia	Marmato	Total
Total gold sold (ounces)				187,122	23,494	210,616
Total cash costs				229,827	53,563	283,390
Add: royalties[1]				13,934	4,959	18,893
Add: social programs[1]				12,766	1,667	14,433
Add: sustaining capital expenditures				23,569	3,475	27,044
Add: lease payments on sustaining capital				1,826	-	1,826
Total AISC				281,922	63,664	345,586
Total AISC ($ per oz gold sold)				$1,507

1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

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All-in sustaining costs (AISC) - Segovia by Business Unit

	Three months ended Dec 31, 2024			Three months ended Sept 30, 2024
($000s except per ounce amounts)	Owner	CMPs	Total	Owner	CMPs	Total
Total gold sold (ounces)	28,149	22,260	50,409	22,952	25,107	48,059
Total cash costs	29,320	31,143	60,463	24,820	35,579	60,399
Add: royalties[1]	2,754	1,588	4,342	1,999	1,507	3,506
Add: social programs[1]	2,558	1,505	4,063	2,449	1,845	4,294
Add: sustaining capital expenditures	3,818	1,607	5,426	3,640	1,783	5,423
Add: lease payments on sustaining capital	567	-	567	389	-	389
Total AISC	39,018	35,843	74,861	33,297	40,714	74,011
Total AISC ($ per oz gold sold)	$1,386	$1,610	$1,485	$1,451	$1,622	$1,540

	Three months ended June 30, 2024			Three months ended March 31, 2024
($000s except per ounce amounts)	Owner	CMPs	Total	Owner	CMPs	Total
Total gold sold (ounces)	20,183	23,183	43,366	22,446	22,842	45,289
Total cash costs	24,660	31,682	56,342	26,745	25,878	52,623
Add: royalties[1]	1,720	1,358	3,078	1,677	1,331	3,008
Add: social programs[1]	1,185	935	2,120	1,276	1,013	2,289
Add: sustaining capital expenditures	4,677	1,547	6,224	4,659	1,837	6,496
Add: lease payments on sustaining capital	364	-	364	506	-	506
Total AISC	32,606	35,522	68,128	34,863	30,059	64,922
Total AISC ($ per oz gold sold)	$1,616	$1,532	$1,571	$1,553	$1,316	$1,434

				Year ended Dec 31, 2024
($000s except per ounce amounts)				Owner	CMPs	Total
Total gold sold (ounces)				93,729	93,393	187,122
Total cash costs				105,042	124,785	229,827
Add: royalties[1]				8,151	5,783	13,934
Add: social programs[1]				7,468	5,298	12,766
Add: sustaining capital expenditures				16,794	6,775	23,569
Add: lease payments on sustaining capital				1,826	-	1,826
Total AISC				139,281	142,641	281,922
Total AISC ($ per oz gold sold)				$1,486	$1,527	$1,507

1 As presented in the Annual and Interim Financial Statements and notes thereto for the respective periods.

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Additions to mineral interests, plant and equipment

		Three months ended,			Year ended,
($’000)	Dec 31, 2024	Sept 30, 2024	June 30, 2024	March 31, 2024	Dec 31, 2024
Sustaining capital
Segovia Operations	5,426	5,423	6,224	6,496	23,569
Marmato Upper Mine	931	938	782	824	3,475
Total	6,357	6,361	7,006	7,320	27,044
Non-sustaining capital
Marmato Lower Mine	18,998	18,135	19,143	14,865	71,141
Segovia Operations	21,041	16,962	16,284	11,023	65,310
Marmato Upper Mine	5,369	2,965	1,046	2,278	11,658
Soto Norte Project	3,604	5,033	-	-	8,637
Toroparu Project	1,719	1,970	2,079	1,939	7,707
Juby Project	34	1	1	3	39
Total	50,765	45,066	38,553	30,108	164,492
Corporate Assets	-	-	3,895	-	3,895
Additions to mining interest, plant and equipment[1]	57,121	51,427	49,454	37,428	195,431

Earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA

	Three months ended,		Year ended,
($000s)	Dec 31, 2024	Sept 30, 2024	Dec 31, 2024
Earnings (loss) before tax[1]	37,513	13,603	79,330
Add back:
Depreciation and depletion[1]	9,530	9,019	34,150
Finance income[1]	(1,606)	(1,351)	(6,894)
Interest and accretion[1]	21,165	6,493	40,957
EBITDA	66,602	27,764	147,543
Add back:
Share-based compensation[1]	(483)	2,533	5,265
(Income) loss from equity accounting in investee[1]	14	17	2,884
(Gain) loss on financial instruments[1]	(6,561)	12,842	16,167
Other (income) expense[1]	1,116	(428)	3,369
Foreign exchange (gain) loss[1]	(5,113)	311	(12,122)
Adjusted EBITDA	55,575	43,039	163,106
1. As presented in the Annual and Interim Financial Statements and notes for the respective periods.

11	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Adjusted net earnings and adjusted net earnings per share

	Three months ended,		Year ended,
($000s except shares amount)	Dec 31, 2024	Sept 30, 2024	Dec 31, 2024
Basic weighted average shares outstanding	170,900,890	169,873,924	157,727,394
Net loss[1]	21,687	(2,074)	24,582
Add back:
Share-based compensation[1]	(483)	2,533	5,265
(Income) loss from equity accounting in investee[1]	14	17	2,884
(Gain) loss on financial instruments[1]	(6,561)	12,842	16,167
Other (income) expense[1]	1,116	(428)	3,369
Loss on extinguishment of Senior Notes	11,463	-	11,463
Foreign exchange (gain) loss[1]	(5,113)	311	(12,122)
Income tax effect on adjustments	2,536	(109)	4,243
Adjusted net (loss) / earnings	24,659	13,092	55,851
Per share - basic ($/share)	0.14	0.08	0.35
1. As presented in the Annual and Interim Financial Statements and notes for the respective periods.

Qualified Person and Technical Information

Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this news release.

Unless otherwise indicated, the scientific disclosure and technical information included in this news release is based upon information included in the NI 43-101 compliant technical report entitled "Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, Pre-Feasibility Study of the Lower Mine Expansion Project" dated November 23, 2022 with an effective date of September 30, 2022 (the “2022 Marmato Pre-Feasibility Study). The 2022 Marmato Pre-Feasibility Study was prepared by Ben Parsons, MAusIMM (CP), Anton Chan, Peng, Brian Prosser, PE, Joanna Poeck, SME-RM, Eric J. Olin, SME-RM, MAusIMM, Fredy Henriquez, SME, ISRM, David Hoekstra, PE, NCEES, SME-RM, Mark Allan Willow, CEM, SME-RM, Vladimir Ugorets, MMSA, Colleen Crystal, PE, GE, Kevin Gunesch, PE, Tommaso Roberto Raponi, P.Eng, David Bird, PG, SME-RM, and Pamela De Mark, P.Geo., each of whom is a "Qualified Person" as such term is defined in NI 43-101, and with the exception of Pamela De Mark of Aris Mining, are independent of the Company within the meaning of NI 43-101.

Forward-Looking Information

This news release contains "forward-looking information" or forward-looking statements" within the meaning of Canadian securities legislation. All statements included herein, other than statements of historical fact, including, without limitation, statements relating to the operational focus of management of the Company and expected growth strategy, the Segovia expansion project and the timing thereof, the timing, implementation and potential benefit of the Phase 2 expansions at Segovia, the timing, projected costs and potential benefit of the enhanced Marmato expansion, the Company’s targeted annual production rate, the development and expansion of the Soto Norte and Toroparu projects and the timing thereof and the Company’s 2025 production and cost guidance are forward-looking. Generally, the forward-looking information and forward looking statements can be identified by the use of forward looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", "will continue" or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved”. The material factors or assumptions used to develop forward looking information or statements are disclosed throughout this news release.

12	TSX: ARIS | NYSE-A: ARMN | aris-mining.com

Forward looking information and forward looking statements, while based on management's best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Mining to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to those factors discussed in the section entitled "Risk Factors" in Aris Mining's annual information form dated March 12, 2025 which is available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the SEC at www.sec.gov.

Although Aris Mining has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Mining disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

This news release contains information that may constitute future-orientated financial information or financial outlook information (collectively, FOFI) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this news release. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

Source: Aris Mining Corporation

13	TSX: ARIS | NYSE-A: ARMN | aris-mining.com